[PATTON BOGGS LETTERHEAD]

September 8, 2005

Ms. April Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W. - Judiciary Plaza

Washington, D.C. 20549-0405

Attn:	Gary Newberry

	Re:	Warren Resources, Inc.
Registration Statement on Form S-3
Filed on June 15, 2005
File No. 333-125835
Form 10-K for Fiscal Year Ended December 31, 2004
SEC File No. 0-33275

Dear Ms. Sifford:

This letter includes the responses of Warren Resources, Inc. (the “Company”), as provided to us, with respect to comments made by the Staff of the Commission in its letter dated August 17, 2005, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.  This letter is being filed via EDGAR simultaneously.

Upon your review of our responses, including our prior responses to the Staff’s earlier comments, and your statement that you have no further comments, we will file, via EDGAR, Amendment No. 1 to our Form 10-K that includes the amended language.

Enclosed in the courtesy copy package delivered to Mr. Newberry are three copies of this letter and its enclosures for the use of the Staff in reviewing the proposed amendments to our Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets,

8% Convertible Preferred Stock, page F-3

Staff Comment 1, part 1.  Please advise us…how you determined that permanent equity classification of your Series A convertible preferred stock is appropriate since a presumption of cash settlement could be in order.

In the Staff’s analysis of EITF 00-19, we concur that under paragraph 7, if the contract provides the Company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares, as is the Company’s right under the Series A convertible preferred stock. We also note that under paragraph 7, the equity Model applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the issuer pursuant to a net-share settlement alternative, which is the case with the Company’s Series A convertible preferred stock, as a maximum limit has been established for the number of shares of common stock that the Company would need to issue to satisfy preferred stock redemptions.

We disagree, however, with your conclusion that cash settlement is the more economic alternative in the existing situation.

The Company’s belief that the cash settlement is not the more economic alternative is based on two separate sets of rational:

I.              At the time of issuance of the preferred stock in 2002, the Company’s good faith estimate of the fair value of its restricted common stock was $2.28 per share.  This is because, as set forth in the management valuation analysis attached as Exhibit A hereto, at that time, $2.28 per share for a private transaction in 2002 was the only comparable price available.  By the time of additional preferred stock issuances in 2003, the Company still had only the 2002 transaction at $2.28 per share to value its common stock.  The Company also was aware that, by 2003, fundamentals had improved somewhat, but knew that any price appreciation could not be to a valuation of $8.00 per share.  (In fact, by 2004, this price appreciation led to additional transactions at $6.375 per restricted share – as set forth in Exhibit A.)

Given the fixed maximum number of common shares that the Company could deliver to satisfy a redemption of the preferred stock, payment of the redemption in common stock was the more economic alternative because, at the time of issuance of the preferred stock, the fair market value of the restricted common stock was less than $8.00 per share as shown by the following:  Given the cash redemption price of $12 per share of preferred stock, and the limitation of issuing a maximum of 1.5 shares of common stock to fully redeem 1.0 share of preferred stock, if the fair value of the restricted common stock is less than $8.00 per share at the time of redemption, the Company would receive a premium, rather than a discount, if it were to use its common stock, rather than cash, to pay for the redemption. For example, if the Company’s restricted common stock had a fair value of $6.375 per restricted common share, and if a preferred holder had 100,000 shares of preferred stock, the cash redemption price would be $12.00 per share, and the Company would deliver the maximum of 150,000 shares of common stock, having a fair value of $956,250, in satisfaction of the $1,200,000 cash redemption cost.

Because at the time of issuance of the preferred stock – and even thereafter – any sales of restricted common stock were at prices of less than $8.00 per share, and this price level resulted in payment of restricted shares of common stock being the more economic alternative, it was appropriate for the Company to conclude that upon redemption the Company would deliver the maximum number of shares, rather than cash, in satisfaction of the redemption request.

II.            Your analysis also appears to be predicated on the conclusion that, if unregistered common stock is used, the additional 25% of shares of unregistered stock necessary to equal the redemption price value is a penalty.  To the contrary, the Company believes that, pursuant to the provisions of paragraph 16 of EITF 00-19, the fair value of these restricted shares do not constitute a penalty, but represent a reasonable discount from the corresponding value of fully registered publicly tradable shares. In this regard, EITF 00-19, paragraph 16 provides as follows:

“[I]n case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.”

And Release 33-7390 states the following in recognizing the reasonableness of a discount for restricted shares:

“Issuers typically must offer restricted shares at a discount relative to prices at which their unrestricted shares trade in the public markets.  In recent years, this discount has generally ranged from 20-50%.”

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Under the terms of the preferred stock, if the Company elects to pay for the redemption with common stock, the Company can deliver that number of restricted shares that is 1.25 times the number of registered, freely tradable shares whose aggregate market price is equal to the redemption price (i.e., to redeem one $12 preferred share, the Company would deliver $15 of restricted common shares, which are estimated to have a discounted fair value of $12, or 12/15ths, which equals a 20% discount from their value if registered and tradable.).  This represents a 20% discount for the difference in fair value of restricted shares as compared with freely tradable shares.  In accordance with paragraph 16 of EITF 00-19, this 20% discount is a reasonable estimate of the difference in fair values between registered and unregistered shares, and is not considered a penalty.  Exhibit A hereto also includes additional analysis related to the discount to be used for the Company’s restricted stock.

Therefore, as a result of the difference in fair value between restricted stock and freely tradable stock and the maximum limitation on the amount of shares needed to satisfy preferred stock redemptions, the Company’s right to settle in such restricted shares is the more economic alternative and permanent equity classification of the Company’s preferred stock is appropriate.

Staff Comment 1, part 2.  Please advise us … In light of the guidance in paragraph 16 of EITF 00-19 (and the related discussion in paragraph 8), how you determined that you were not required to bifurcate the redemption feature embedded within the Series A convertible preferred stock and separately account for this feature as a derivative under SFAS 133.

With respect to the Staff comment about separately accounting for the redemption feature as a derivative under SFAS 133, we believe we have properly reported this item in accordance with paragraph 11(a) of SFAS No. 133, which states that a derivative is excluded from the scope of SFAS No. 133 if it is both indexed to a company’s own stock and is classified in equity.

Staff Comment 2. We also note that the language of the offering document does not appear to be replicated in the preferred stock certificate itself that we found as an exhibit to your Form 10-Q for the period ended June 30, 2004. Please also provide us with a copy of the amendment or restated preferred stock certificate which reflects the terms described in the offering document for the preferred stock.

The terms described in the offering document for the preferred stock are included in the Certificate of Correction to the Articles Supplementary, which was filed with the Maryland Secretary of State on August 26, 2005. A copy of the Certificate is included with this correspondence.

General Information

Please call me at (303) 894-6378 with any questions or comments or requests for any additional information.  Thank you for your attention to this filing.

Very truly yours,

/s/ ALAN L. TALESNICK

ALT/cw	Alan L. Talesnick

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Exhibit A

WARREN RESOURCES, INC.

COMMON STOCK VALUATION ANALYSIS

In issuing the Series A convertible preferred stock in 2002 and 2003, at a time when Warren Resources, Inc. had no publicly trading stock, and in setting the discount for the value of its restricted common stock, as compared with what the value would be for the Company’s common stock if it were trading in the public market (when it was not), given that the restricted common stock could be issued to satisfy redemption of the preferred stock, Warren Resources, Inc. (the “Company”) sought to make a good faith fair value analysis and applied the three principal factors set forth in ASR 113 and ASR 118 (now codified within Section 403 and 404 of the Codification of Financial Reporting Policies) that should be considered in conducting a fair valuation of restricted stock, which are:

(1) the fundamental analytical data relating to the investment,

(2) an evaluation of the forces which influence the market in which these securities are purchased and sold; and

(3) the nature and duration of restrictions on disposition of the securities.

Applying these standards, at time of issuance of the preferred stock, the Company’s analysis was as follows:

(1) Fundamental Analytical Data Relating To The Investment - Financial Condition. As reflected in the Company’s Form 10-Q for the quarter ended September 30, 2002, immediately prior to the issuance of the preferred stock, the Company had a negative net worth of $0.45 per share; a comparative decline in revenue from $15.1 million for the comparable quarter in 2001 to $5.7 million for the quarter in 2002, and reported a loss of $1.1 million for the 2002 third quarter in comparison to a loss of $0.5 million for the same period in 2001. Additionally, the Company’s current assets had declined from $35.7 million at December 31, 2001 to $14.8 million at September 30, 2002. Based upon its financial condition, the Company believed that the fair value of the restricted common stock would be at least 20% less than any registered and publicly tradable common stock, if such a security had existed at that time.  (Note:  Although the Company filed periodic reports under the Securities Exchange Act of 1934 during 2002, 2003, and 2004, its stock was not publicly traded until its initial public offering in December 2004.)

(2) Forces Which Influence The Market In Which These Securities Are Purchased And Sold

A. No Trading Market and Lack Of Marketability. At time of issuance of the preferred stock, there was no trading market for either the preferred stock or the underlying common stock, and there were express restrictions from the resale or transfer of both the preferred stock and the common stock. There was no public market for the preferred stock or the common stock, nor had any preferred or common stock ever been, publicly traded or publicly listed. According to the Institutional Investor Study Report of the Securities and Exchange Commission; U.S. G.P.O. (March 31, 1971), discount rates were greatest for restricted stocks whose unrestricted counterparts traded over-the-counter, followed by the American Stock Exchange and finally the New York Stock Exchange. In the Institutional Investor Study, discounts for all companies averaged 23.1%. Our common stock did not trade over-the-counter or on any exchange.

B. Comparable Sales of Unregistered Common Stock. ASR 118 expressly requires consideration of the specific factor of “information as to any transactions or offers with respect to the security.”  In setting the preferred stock terms and conditions, the Company looked at comparable transactions consisting of sales of the Company’s unregistered common stock during 2002 and 2003 as follows:

2002. The only sales transaction in the Company’s common stock of which the Company is aware occurred when the Company purchased 702,500 shares of restricted common stock from the Estate of Gregory S. Johnson for $2.28 per share.

2003. We are not aware of any sales of our restricted common stock during 2003.

At the time of issuance of the preferred stock in 2002 and 2003, the only comparable transaction was the 2002 transaction at $2.28 per share of registered common stock.  It is reasonable to conclude that this price represented a discount of at least 20% from what the value of any freely tradable shares would have been at that time.

Subsequently, in 2004, the following occurred:

2004. After the issuance of the preferred stock in 2002 and 2003, the Company sold, in 2004, 5,875,000 units, consisting of 5,875,000 restricted shares of common stock and 2,937,500 warrants, to Wellington Management Company, LP, and other institutional investors for a price of $7.00 per unit.  The first of these sales occurred in February 2004.  Applying a Black-Scholes analysis to the transaction, the restricted common stock was valued at $6.375 per share and the warrant portion of each unit was valued at $0.625.

In the Company’s case, because of such extreme lack of marketability with no available or certain future public market where the holder could sell the common stock and, as a result, any sale had to be privately negotiated and arranged by a holder, a discount of at least 20% for the Company’s restricted common stock was deemed reasonable and appropriate.

(3) The Nature And Duration Of Restrictions On Disposition Of The Securities - Resale Agreements.

The preferred stock and the underlying common stock are unregistered securities with no unconditional right to demand registration. According to the Commission’s Institutional Investor Study, even when a purchaser had negotiated a resale or registration rights agreement, a greater discount by an issuer and a purchaser occurred where (i) a change in the underlying value of the stock would have prompted the holder to sell absent the restrictive provisions, and (2) the contemplated means of legally disposing of the stock may not materialize. In the Company’s case, the preferred stockholders have no unconditional right to demand a registration, and no request for registration has ever been requested. In addition to the other factors, as a result of the extensive resale restrictions, the Company believed the at-least-20% discount for restricted common stock was a reasonable fair value valuation estimate.  Secondly, at the time of issuance of the preferred stock, there was no foreseeable trading market for either the common stock or the preferred, and, therefore, it was possible that the contemplated means of disposing of the stock (ie, through a public trading market) might never materialize.

Since there was no trading market for the Company’s common stock in 2002 and 2003, and also there was, at that time, no commitment or indication of intent from the necessary parties (investment bankers, etc.) to attempt to cause a trading market to occur, the Company believes that the reasonable discount for its restricted common stock from the value of its freely tradable stock, which was non-existent at that time, would be greater than for a comparable company which actually had freely tradable stock.  Therefore a discount of at least 20% for the Company’s restricted common stock was reasonable and appropriate.

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WARREN RESOURCES, INC.

CERTIFICATE OF CORRECTION
TO
ARTICLES SUPPLEMENTARY

SERIES A 8% CUMULATIVE CONVERTIBLE
PREFERRED STOCK ($.0001 PAR VALUE)

Pursuant to Section 2-105 of the Maryland General Corporation Law

The undersigned President and Chief Executive Officer of Warren Resources, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

1.             On June 30, 2004, at 12:43 p.m., the Corporation filed with the Department Articles Supplementary dated June 23, 2004 (the “Articles Supplementary”) to the Corporation’s Articles of Incorporation, and on August 11, 2004, at 11:55 a.m., the Corporation filed with the Department a Certificate of Correction to Articles Supplementary dated August 10, 2004 (the “Certificate of Correction”).

2.             The Articles Supplementary, as amended by the Certificate of Correction, require correction as permitted by Section 1-207 of the Maryland General Corporation Law.

3.             As previously filed, Section 5(a) of the Articles Supplementary, as amended by the Certificate of Correction reads as follows:

5. REDEMPTION AND REPURCHASE.

(a) HOLDER’S RIGHT TO REDEMPTION. Commencing seven (7) years after the date of issuance, holders of shares of the Convertible Preferred Stock may require the Corporation to redeem their shares at a redemption price equal to the Liquidation Preference, plus accrued and unpaid dividends, if any (the “Redemption Price”). Upon receipt of a notice to redeem, the Corporation, at its option, shall either (i) pay the holder cash in an amount equal to the Redemption Price, to the extent it has funds legally available for redemption, or (ii) issue to the holder shares of its Common Stock in an amount equal to 125% of the Redemption Price (which includes accrued but unpaid dividends), based on the average of the Closing Prices (defined in Section 10) of the Corporation’s Common Stock, as reported by the Nasdaq National or Small Cap Market of The Nasdaq Stock Market or any national securities exchange or electronic OTC listing service on which the shares of the Corporation’s Common Stock are then traded, for the thirty (30) Trading Days (defined in Section 10) immediately preceding the date of receipt of the holder’s written redemption election. If the Corporation’s Common Stock is not so traded or has no trading volume, the Board shall determine the Fair Market Value (defined in Section 10) of the Common Stock, whose determination shall be conclusive and described in a resolution of the Board.

This language is in error and must now be corrected.

4.             Section 5(a) of the Articles Supplementary, as amended by the Certificate of Correction, is hereby corrected to read as follows:

5. REDEMPTION AND REPURCHASE.

(a) HOLDER’S RIGHT TO REDEMPTION. Commencing seven (7) years after the date of issuance, holders of shares of the Convertible Preferred Stock may require the Corporation to redeem their shares at a redemption price equal to the Liquidation Preference, plus accrued and unpaid dividends, if any (the “Redemption Price”). Upon receipt of a notice to redeem, the Corporation, at its option, shall either (i) pay the holder cash in an amount equal to the Redemption Price, to the extent it has funds legally available for redemption, or (ii) issue to the holder shares of its Common Stock in an amount equal to 125% of the Redemption Price (which includes accrued but unpaid dividends), based on the average of the Closing Prices (defined in Section 10) of the Corporation’s Common Stock, as reported by the Nasdaq National or Small Cap Market of The Nasdaq Stock Market or any national securities exchange or electronic OTC listing service on which the shares of the Corporation’s Common Stock are then traded, for the thirty (30) Trading Days (defined in Section 10) immediately preceding the date of receipt of the holder’s written redemption election. If the Corporation’s Common Stock is not so traded or has no trading volume, the Board shall determine the Fair Market Value (defined in Section 10) of the Common Stock, whose determination shall be conclusive and described in a resolution of the Board. Notwithstanding the market price of the Corporation’s common stock, in the event that the Corporation elects to pay the Redemption Price in kind with shares of its common stock, based upon a maximum of 6.1 million shares of preferred stock redeemed, the Corporation shall not issue to the redeeming preferred stockholders less than their proportionate share of 6.1 million of its shares of common stock nor be obligated to issue more than 9.15 million shares of its common stock in full satisfaction of the redemption, subject to adjustment for stock splits, stock dividends and stock exchanges as provided herein.

5.             The name of each party to the document being corrected is Warren Resources, Inc.

* * * * *

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IN WITNESS WHEREOF, Warren Resources, Inc. has caused this Certificate of Correction to Articles Supplementary to be executed under the seal in its name and on its behalf by Norman F. Swanton, Chairman and Chief Executive Officer of the Corporation, and attested to by David E. Fleming, its Corporate Secretary, as of this 29th day of June, 2005.

WARREN RESOURCES, INC.

	By:	/s/ Norman F. Swanton

Norman F. Swanton,
Chairman & Chief Executive Officer
Attest:

/s/ David E. Fleming
David E. Fleming
Corporate Secretary

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